September 11, 2009

VIA ELECTRONIC TRANSMISSION AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Gupta Barros

Re:	American Realty Capital Trust, Inc.
Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 5 to
Registration Statement on Form S-11 (the "Post-Effective Amendment")
File No. 333-145949

Dear Ms. Barros:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital Trust, Inc. (the "Company") hereby requests acceleration of the effective date of the above-captioned Post-Effective Amendment, filed with the Securities and Exchange Commission on September 11, 2009, so that it may become effective at 4 p.m. Eastern Time on September 15,2009, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

    ●               should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    ●               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    ●               the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICAN REALTY CAPITAL TRUST, INC.

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch
Chief Executive Officer and President